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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934
                               (Amendment No. 13)

                              NET PERCEPTIONS, INC.
                       (Name of Subject Company (Issuer))

                           OBSIDIAN ENTERPRISES, INC.
                       (Names of Filing Person (Offeror))

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)
                            ________________________
                                   64107 U 101
                      (CUSIP Number of Class of Securities)

                                Timothy S. Durham
                             Chief Executive Officer
                           Obsidian Enterprises, Inc.
                         111 Monument Circle, Suite 4800
                           Indianapolis, Indiana 46204
                            Telephone: (317) 237-4055
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                             Stephen J. Dutton, Esq.
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                            Telephone: (317) 236-1313



                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
              Transaction Valuation*               Amount of Filing Fee**
--------------------------------------------------------------------------------
                    $11,206,411                            $906.60
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 28,734,388 (the number of shares of common stock of the subject company outstanding as of October 31, 2003) by $.39 (the value of each share of subject company as of December 12, 2003).

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals 0.00008090% of the transaction valuation.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid:  $906.60       Filing Party: Obsidian Enterprises, Inc.
 Form or Registration No.: Form S-4     Date Filed: December 15, 2003

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 13 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 15, 2003, as amended and supplemented by the following amendments (as amended and supplemented, this "Schedule TO"):

     o    Amendment No. 1 filed with the Commission on December 17, 2003;

     o    Amendment No. 2 filed with the Commission on December 23, 2003;

     o    Amendment No. 3 filed with the Commission on January 21, 2004;

     o    Amendment No. 4 filed with the Commission on February 17, 2004;

     o    Amendment No. 5 filed with the Commission on February 20, 2004;

     o    Amendment No. 6 filed with the Commission on February 27, 2004;

     o    Amendment No. 7 filed with the Commission on March 5, 2004;

     o    Amendment No. 8 filed with the Commission on March 9, 2004;

     o    Amendment No. 9 filed with the Commission on March 11, 2004;

     o    Amendment No. 10 filed with the Commission on March 11, 2004;

     o    Amendment No. 11 filed with the Commission on March 18, 2004; and

     o    Amendment No. 12 filed with the Commission on March 29, 2004.

This Schedule TO relates to the offer (the "Offer") by Obsidian Enterprises, Inc., a Delaware corporation ("Obsidian"), to exchange each issued and outstanding share of common stock, par value $.0001 per share (the "Net Perceptions Shares"), of Net Perceptions, Inc., a Delaware corporation ("Net Perceptions"), for 3/100 of a share of common stock, par value $.0001 of Obsidian ("Obsidian Shares") and $0.25 per share in cash. In lieu of fractional shares, cash will be provided in an amount equal to the value of the fractional share.

Obsidian has filed a registration statement with the Commission on Form S-4 (Reg. No. 333-111191) relating to the Obsidian Shares to be issued to stockholders of Net Perceptions in the Offer (as amended, the "Registration
Statement"). The terms and conditions of the Offer are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus") and the related Letter of Transmittal. Obsidian has filed the following amendments to the Registration Statement:

     o    Amendment No. 1 filed with the Commission on December 17, 2003;

     o    Amendment No. 2 filed with the Commission on March 11, 2004; and

     o    Amendment No. 3 filed with the Commission on March 29, 2004.

On March 30, 2004, Obsidian issued a press release announcing that it is extending the exchange offer to 5:00 p.m., New York City time, April 14, 2004. The exchange offer was previously scheduled to expire on April 7, 2004.

A copy of the March 30, 2004 press release is incorporated by reference into this Schedule TO.

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



ITEM 12.   EXHIBITS.

(a)(5)(xi)     Text of press release issued by Obsidian dated March 30, 2004.

                                   SIGNATURES



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 13 to Schedule TO is true, complete and correct.

                                          OBSIDIAN ENTERPRISES, INC.

                                          By:  /s/ Timothy S. Durham
                                             --------------------------
                                                Timothy S. Durham
                                                Chief Executive Officer


Date:   March 30, 2004

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


                                                              Exhibit (a)(5)(xi)

FOR IMMEDIATE RELEASE
MARCH 30, 2004

OBSIDIAN ENTERPRISES (OTCBB: OBDE) ANNOUNCES EXTENSION OF EXCHANGE OFFER FOR NET PERCEPTIONS (NASDAQ: NETP)

INDIANAPOLIS, March 30, 2004 -- Obsidian Enterprises, Inc. (OTCBB: OBDE), a holding company headquartered in Indianapolis, announced today that it has extended its exchange offer for shares of Net Perceptions' (Nasdaq: NETP) common stock until 5:00 p.m., New York City time, on Wednesday, April 14, 2004.

In the exchange offer, which was commenced December 15, 2004, Obsidian is offering Net Perceptions shareholders the opportunity to receive twenty-five cents ($0.25) per share in cash and three one-hundredths (3/100) share of Obsidian common stock for each share of Net Perceptions common stock. Obsidian currently does not own any of the outstanding shares of Net Perceptions. The offer was scheduled to expire at 5:00 p.m., New York City time, on April 7, 2004. As of the close of business on March 26, 2004, based on information received from the exchange agent, approximately 1,010,608 Net Perceptions shares had been deposited.

In connection with the extension, Obsidian announced that two conditions to the exchange offer, that Net Perceptions not take further action in connection with its proposed plan of liquidation and that the Blakstad class action litigation be resolved to Obsidian's reasonable satisfaction, have been removed. Other terms and conditions of the exchange offer remain unchanged.

The offer is subject to certain conditions, including that:

     o Net Perceptions takes appropriate action to cause its poison pill to not be applicable to the offer;

     o Obsidian be satisfied that Section 203 of the Delaware General Corporation Law will not be applicable to the contemplated second-step merger; and

     o stockholders tender at least 51% of the outstanding shares of common stock of Net Perceptions.

Obsidian filed a Registration Statement on Form S-4 and a Tender Offer Statement related to the current offer with the Securities and Exchange Commission on December 15, 2003 and filed its most recent amendments to each on March 29, 2004.

The Exchange Agent for the exchange offer is StockTrans, Inc., 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003. The Information Agent for the exchange offer is Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022. You may contact Innisfree M&A, toll-free, at (888) 750-5834 if you have additional questions about the proposed transaction.

Obsidian is a holding company headquartered in Indianapolis, Indiana. It conducts business through its subsidiaries: Pyramid Coach, Inc., a leading provider of corporate and celebrity entertainer coach leases; United Trailers, Inc., and its division, Southwest Trailers, manufacturers of steel-framed cargo, racing ATV and specialty trailers; U.S. Rubber Reclaiming, Inc., a butyl-rubber reclaiming operation; and Danzer Industries, Inc., a manufacturer of service and utility truck bodies and steel-framed cargo trailers.

THIS PRESS RELEASE IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NET PERCEPTIONS, INC. OR OBSIDIAN ENTERPRISES, INC. OBSIDIAN ENTERPRISES HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT AND EXCHANGE OFFER DOCUMENTS WITH RESPECT TO THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THOSE DOCUMENTS BECAUSE THEY INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY OBSIDIAN ENTERPRISES WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV. The registration statement and exchange offer documents and the other documents may also be obtained free of charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free (888) 750-5834, and may also be obtained from Obsidian Enterprises, Inc. by directing a request by mail to Obsidian Enterprises, Inc. 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46024,
Attn: Rick D. Snow.

This press release contains "forward-looking statements." These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Obsidian Enterprises cannot provide assurances that the exchange offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the availability of liquidity under our existing lines of credit; successful integration of acquired or merged businesses; changes in interest rates; our ability to retain key management and employees; our ability to meet demand at competitive prices in our coach leasing segment and our trailer and related transportation equipment manufacturing segment; our ability to successfully develop alternative sources of raw materials in our butyl rubber reclaiming segment; relationships with significant customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Obsidian Enterprises's Securities and Exchange Commission filings.

Source: Obsidian Enterprises, Inc.

For More Information Contact:
Timothy S. Durham
Chairman & C.E.O.
Obsidian Enterprises, Inc.
tsdurham@msn.com
317-237-4055